Exhibit 99.6

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Ctrip.com International, Ltd. (“Ctrip” or the “Company”) currently owns ordinary shares of Qunar Cayman Islands Limited (“Qunar”) representing approximately 45% of Qunar’s aggregate voting interest, after completing the share exchange transaction with Baidu, Inc. as announced on October 26, 2015. After the contemplated share exchange transactions with certain management and directors of Qunar, Ctrip will be viewed as a beneficial owner of ordinary shares of Qunar representing majority voting interest for purposes of U.S. GAAP, and Ctrip’s acquisition of Qunar’s shares will be treated as an acquisition to be accounted for as a business combination. The accompanying unaudited pro forma condensed combined financial statements (the “Pro Forma Statements”) give effect to the acquisition of Qunar by Ctrip and accounts for it as a business combination. The unaudited pro forma balance sheets contained in the Pro Forma Statements is based on the individual balance sheets of both the Company and Qunar incorporated by reference or appearing elsewhere in other the exhibits to this current report on Form 6-K and have been prepared to reflect the acquisition of Qunar as if it had occurred on September 30, 2015. The unaudited pro forma statements of income in the Pro Forma Statements are based on the individual statement of income of both the Company and Qunar incorporated by reference or appearing in the other exhibits to this current report on Form 6-K, and combine the results of operations of the Company and Qunar for the year ended December 31, 2014 and the nine months ended September 30, 2015, and include pro forma adjustments to give effect to the acquisition as if it had occurred on January 1, 2014 for both pro forma statements of income. These Pro Forma Statements should be read in conjunction with the historical financial statements and notes thereto of the Company and Qunar incorporated by reference or included elsewhere in the other exhibits to this current report on Form 6-K. The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

The Pro Forma Statements were prepared using the acquisition method of accounting under U.S GAAP. Accordingly, the purchase consideration to be paid in the acquisition has been preliminarily allocated to the assets acquired and liabilities assumed of Qunar based upon their estimated fair values as of September 30, 2015. Any amount of the purchase consideration that is in excess of the estimated fair values of the tangible and identifiable intangible assets acquired and liabilities assumed will be recorded as goodwill in Ctrip’s balance sheet after the completion of the acquisition. As of the date of this current report on Form 6-K, Ctrip has not completed the detailed valuation work necessary to arrive at the definitive estimates of the fair values of the Qunar assets to be acquired and the liabilities to be assumed and the related allocation of purchase price, nor has it completed its assessment to conform Qunar’s accounting policies to Ctrip’s accounting policies. A third party valuation firm has assisted Ctrip management in assessing the fair values of certain identifiable intangible assets of Qunar. A final determination of the fair value of Qunar’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Qunar that exist as of the date of completion of the acquisition and, therefore, cannot be made prior to that date. Additionally, the purchase consideration to be paid by Ctrip to complete the acquisition will be determined based on the trading price of Ctrip ADSs at the time of the completion of the acquisition. Accordingly, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing the Pro Forma Statements presented below. Ctrip estimated the fair value of Qunar’s assets and liabilities based on discussions with Qunar’s management, due diligence review in connection with the acquisition, preliminary valuation work and information available to Ctrip in the public filings. Until the acquisition is completed, both companies are limited to their ability to share information with each other. Upon completion of the acquisition, additional valuation work will be performed. Increases or decreases in the fair values of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statements of income till the purchase price allocation is finalized. There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the Pro Forma Statements. Any differences from those presented in the Pro Forma Statements could be material.

The Pro Forma Statements do not reflect any future costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies, or any revenue, tax, or other synergies expected to result from the acquisition. The Pro Forma Statements are presented for illustrative purposes only and is not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized, had the transaction taken effect prior to these periods. The Pro Forma Statements are based upon currently available information and estimates and assumptions that Ctrip’s management believes are reasonable as of the date of this current report on Form 6-K. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the closing date of the acquisition.

Unaudited Pro Forma Condensed Combined Statements of Income

	For the Nine Months Ended September 30, 2015
	Historical Ctrip (Unaudited) RMB	Historical Qunar (Unaudited) RMB	Pro Forma Adjustments (Unaudited) RMB		Pro Forma Combined (Unaudited) RMB	Pro Forma Combined (Unaudited) US$(1)
	(in thousands, except share and per share amounts)
Net revenues	8,023,513	2,877,175	(190,131	)(a)	10,710,557	1,705,477
Cost of revenues	(2,280,204)	(925,813)	136,327	(b)	(3,069,690)	(488,796)

Gross profit/ (loss)	5,743,309	1,951,362	(53,804)		7,640,867	1,216,681
Product development expenses	(2,436,251)	(1,046,755)	(525,581	)(c)	(4,008,587)	(638,300)
Product sourcing expenses		(445,963)	445,963	(c)
Sales and marketing expenses	(2,239,316)	(1,836,012)	833	(d)	(4,074,495)	(648,795)
General and administrative expenses	(781,892)	(390,047)	—		(1,171,939)	(186,612)

Income/(loss) from operations	285,850	(1,767,415)	(132,589)		(1,614,154)	(257,026)
Interest income	320,845	17,854	—		338,699	53,932
Interest expense	(207,257)	(72,163)	—		(279,420)	(44,493)
Others, net	2,390,126	(421,468)	—		1,968,658	313,476

Income/(loss) before income tax expense and equity in income	2,789,564	(2,243,192)	(132,589)		413,783	65,889
Income taxes	(398,706)	(11,237)	33,355	(e)	(376,588)	(59,965)
Equity in income of affiliates	(41,211)	(2,121)	—		(43,332)	(6,900)

Net income/(loss)	2,349,647	(2,256,550)	(99,234)		(6,137)	(976)

Net loss attributable to noncontrolling interests	82,281	4,809	920,825		1,007,915	160,493
Net income/(loss) attributable to shareholders	2,431,928	(2,251,741)	821,591		80,953	159,517

Earnings/(loss) per share
- Basic	68.58	(6.03)			19.67	3.13
- Diluted	57.11	(6.03)			16.53	2.63

Weighted average ordinary shares
- Basic	35,460,682	373,544,600	15,468,815		50,929,497	50,929,497
- Diluted	45,126,192	373,544,600	15,468,815		60,595,007	60,595,007

(1)

The conversions from RMB to US$ in the above Pro Forma Statements of Income are made at a rate of RMB6.2801 to US$1.00, which is calculated using the average of the effective noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last day of each month during the period. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Unaudited Pro Forma Condensed Combined Statements of Income

	For the Year Ended December 31, 2014
	Historical Ctrip (Unaudited) RMB	Historical Qunar (Unaudited) RMB	Pro Forma Adjustments (Unaudited) RMB		Pro Forma Combined (Unaudited) RMB	Pro Forma Combined (Unaudited) US$(1)
	(in thousands, except share and per share amounts)
Net revenues	7,346,918	1,756,755	(186,394	)(a)	8,917,279	1,445,171
Cost of revenues	(2,100,606)	(454,902)	94,409	(b)	(2,461,099)	(398,855)

Gross profit/ (loss)	5,246,312	1,301,853	(91,985)		6,456,180	1,046,316
Product development expenses	(2,321,349)	(774,511)	(421,206	)(c)	(3,517,066)	(569,990)
Product sourcing expenses	—	(316,903)	316,903	(c)	—	—
Sales and marketing expenses	(2,214,210)	(1,590,844)	21,500	(d)	(3,783,554)	(613,178)
General and administrative expenses	(861,551)	(464,399)	—		(1,325,950)	(214,889)

Income/(loss) from operations	(150,798)	(1,844,804)	(174,788)		(2,170,390)	(351,741)
Interest income	304,584	31,347	—		335,931	54,442
Interest expense	(162,355)	(18)	—		(162,373)	(26,315)
Others, net	144,006	(15,866)	—		128,140	20,767

Income/(loss) before income tax expense and equity in income	135,437	(1,829,341)	(174,788)		(1,868,692)	(302,847)
Income taxes	(130,821)	(17,560)	43,697	(e)	(104,684)	(16,966)
Equity in income of affiliates	87,006	—	—		87,006	14,101

Net income/(loss)	91,622	(1,846,901)	(131,091)		(1,886,370)	(305,712)

Net loss attributable to noncontrolling interests	151,117	—	753,939		905,056	146,677
Net income/(loss) attributable to shareholders	242,739	(1,846,901)	622,848		(981,314)	(159,035)

Earnings/(loss) per share
- Basic	7.08	(5.26)			(19.72)	(3.20)
- Diluted	6.35	(5.26)			(18.28)	(2.96)

Weighted average ordinary shares
- Basic	34,289,170	351,410,308	15,468,815		49,757,985	49,757,985
- Diluted	38,207,858	351,410,308	15,468,815		53,676,673	53,676,673

(2)

The conversions from RMB to US$ in the above Pro Forma Statements of Income are made at a rate of RMB6.1704 to US$1.00, which is calculated using the average of the effective noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last day of each month during the year. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Unaudited Pro Forma Condensed Combined Statements of Balance sheet

	September 30, 2015
	Historical Ctrip (Unaudited) RMB	Historical Qunar (Unaudited) RMB	Pro Forma Adjustments (Unaudited) RMB		Pro Forma Combined (Unaudited) RMB	Pro Forma Combined (Unaudited) US$(1)
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	8,946,006	4,056,784	—		13,002,790	2,045,879
Restricted cash	1,076,346	1,851,184	—		2,927,530	460,622
Short-term investments	7,231,623	255,121	—		7,486,744	1,177,976
Accounts receivable, net	3,179,848	360,707	—		3,540,555	557,076
Due from related parties	283,262	143,484	—		426,746	67,145
Prepayments and other current assets	4,737,707	1,575,799	(1,694	)(f)	6,311,812	993,111
Deferred tax assets, current	295,666	28,044	—		323,710	50,933

Total current assets	25,750,458	8,271,123	(1,694)		34,019,887	5,352,742
Non-current assets:
Long-term deposits and prepayments	1,729,009	—	—		1,729,009	272,045
Long-term loan receivable	204,928	—	—		204,928	32,244
Long-term receivables due from related parties	531,795	—	—		531,795	83,673
Land use rights	103,024	—	—		103,024	16,210
Property, equipment and software	5,314,659	208,919	—		5,523,578	869,088
Investment	11,855,647	610,605	—		12,466,252	1,961,460
Goodwill	2,719,037	10,755	40,311,190	(g)	43,040,982	6,772,135
Intangible assets	1,042,418	12,936	8,209,939	(h)	9,265,293	1,457,816
Other non-current assets	—	100,565	—		100,565	15,823
TOTAL ASSETS	49,250,975	9,214,903	48,519,435		106,985,313	16,833,236

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term Debt	5,819,378	643,500	—		6,462,878	1,016,879
Accounts payable	4,143,375	42,083	—		4,185,458	658,546
Due to related parties	160,637	1,240,317	—		1,400,954	220,428
Salary and welfare payable	769,617	420,600	—		1,190,217	187,271
Taxes payable	549,258	27,557	—		576,815	90,757
Advances from customers	5,360,571	340,852	(1,694	)(i)	5,699,729	896,804
Accrued liability for customer reward program	575,420	—	—		575,420	90,537
Other payables and accruals	1,495,523	2,300,703	—		3,796,226	597,305

Total current liabilities	18,873,779	5,015,612	(1,694)		23,887,697	3,758,527
Deferred tax liability	649,662	1,363	2,055,719	(j)	2,706,744	425,883
Long-term debt	16,842,340	2,576,913	—		19,419,253	3,055,456
Other non-current liabilities	—	80,849	—		80,849	12,721

Total liabilities	36,365,781	7,674,737	2,054,025		46,094,543	7,252,587

SHAREHOLDERS’ EQUITY
Share capital	3,126	2,485	(1,502	)(k)	4,109	647
Additional paid-in capital	5,161,312	5,942,987	26,782,704	(k)	37,887,003	5,961,200
Statutory reserves	134,099	—	—		134,099	21,099
Accumulated other comprehensive income	781,672	85,206	(85,206	)(k)	781,672	122,989
Retained Earnings/(Accumulated deficits)	8,157,953	(4,498,060)	4,498,060	(k)	8,157,953	1,283,585
Treasury stock	(2,416,274)	—	—		(2,416,274)	(380,180)
Total Ctrip/Qunar’s shareholders’ equity	11,821,888	1,532,618	31,194,056		44,548,562	7,009,340
Non-controlling interests	1,063,306	7,548	15,271,354	(k)	16,342,208	2,571,309
Total shareholders’ equity	12,885,194	1,540,166	46,465,410	(k)	60,890,770	9,580,649

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	49,250,975	9,214,903	48,519,435		106,985,313	16,833,236

(1)

The reporting currency of Ctrip is Renminbi, but for the convenience of the readers, certain amounts presented throughout the Statements are in US dollars. Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.3556 to US$1.00, the effective noon buying rate as of September 30, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Notes To Unaudited Pro Forma Condensed Combined Financial Statements

Note 1. Description of The Transaction

In October 2015, the Company completed a share exchange transaction with Baidu, pursuant to which Baidu exchanged 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of Qunar beneficially owned by Baidu in exchange for 11,488,381 newly-issued ordinary shares of Ctrip.  As a result of the transaction, Baidu owns ordinary shares of Ctrip representing approximately 25% of Ctrip’s aggregate voting interest, and the Company owns ordinary shares of Qunar representing approximately 45% of Qunar’s aggregate voting interest.

In connection with the transaction with Baidu, the Company has agreed to issue 5 million ordinary shares to certain special purpose vehicles holding these shares solely for the benefit of Qunar employees.  The issuance of such Ctrip shares to Qunar employees shall be conditional upon the surrender or forfeiture by such employees of any Qunar securities held by or granted to them. Such exchange also includes issuing approximately 4 million ordinary shares of the Company in exchange for approximately 66 million Class B ordinary shares of Qunar beneficially owned by certain management and directors prior to such issuance.

As a result of the aforementioned transactions, the Company will be deemed to be a beneficial owner of ordinary shares of Qunar representing approximately 56% voting interest and approximately 59% equity interest and will account for the transactions as business combination under U.S GAAP.

Note 2. Basis of Pro Forma Presentation

The Statements have been derived from the audited historical consolidated financial statements of Ctrip and Qunar. Additionally, based on Ctrip’s review of Qunar’s publicly disclosed summary of significant accounting policies and preliminary discussions with Qunar management, the nature and amount of any adjustments to the historical financial statements of Qunar to conform its accounting policies to those of Ctrip are not expected to be material. Prior to and following the completion of the acquisition, further review of Qunar’s accounting policies and financial statements may result in revisions to Qunar’s policies and classifications to conform to those of Ctrip, which could have a material impact on Ctrip’s actual future financial condition and results of income as compared to the Pro Forma Statement included in this current report on Form 6-K.

The acquisition is reflected in the Pro Forma Statements as a business combination of Qunar by Ctrip using the acquisition method of accounting in accordance with business combination accounting guidance under U.S. GAAP. Under these accounting standards, the total estimated purchase price will be calculated as described in Note 3 to the Pro Forma Statements, and the assets acquired and the liabilities assumed will be measured at estimated fair value. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, Ctrip has applied the accounting guidance under U.S. GAAP for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions in connection with the acquisition, including historical and current market data. The unaudited pro forma purchase price allocation included in this current report on Form 6-K are preliminary and will be revised at the effective time of the acquisition when additional information becomes available and when the acquisition valuation work is completed. The final purchase price allocation may differ materially from those presented in this Pro Forma Statements.

Note 3. Estimate of Consideration Expected To Be Transferred

Based on the Ctrip ADS price of US$74.34, the closing price of the Ctrip ADSs on the NYSE on October 23, 2015, and the number of ordinary shares Ctrip newly-issued for the share exchange transaction with Baidu, and the Ctrip ADS price of US$108.85, the closing price of the Ctrip ADSs on the NYSE on December 1, 2015 (the most recent practicable date before the issuance of the Pro Forma Statements), and the number of ordinary shares Ctrip will newly-issued for the share exchange transaction with certain management and directors of Qunar, the total dollar value of the purchase consideration to be delivered to Qunar selling shareholders and ADS holders in the acquisition would have been approximately RMB 33 billion (US$ 5 billion).

The following is a preliminary estimate of the total dollar value of the acquisition consideration to be delivered to Qunar selling shareholders and ADS holders in the acquisition:

	RMB	US$
	(In thousands)
To Baidu*	21,711,905	3,416,185
To certain management and directors of Qunar**	11,014,769	1,733,081
Purchase consideration	32,726,674	5,149,266

*The estimated fair value of Ctrip shares issued to Baidu is based on the closing price of US$74.34 of Ctrip ADS on the NYSE on October 23, 2015.

** The estimated fair value of Ctrip shares issued to certain management and directors of Qunar is based on the closing price of US$108.85 of Ctrip ADS on the NYSE on December 1, 2015 (the most recent practicable date before the issuance of the Pro Forma Statements)..

The above estimate does not purport to represent the actual value of the total purchase consideration that will be received by certain management and directors of Qunar when the acquisition is completed. In accordance with the U.S. GAAP, the fair value of equity securities issued as part of the acquisition consideration will be measured on the acquisition date of the acquisition at the then fair value.

This requirement will likely result in a difference from the purchase consideration assumed in the Pro Forma Statements and that difference may be material. For example, an increase or decrease of 10% in the price of Ctrip ADS on the effective date of the acquisition from the price of Ctrip ADSs assumed in the Pro Forma Statements would increase or decrease the value of the purchase consideration by approximately RMB1.1 billion (US$0.2 billion), which would be reflected in the Pro Forma Statements as an equivalent increase or decrease to goodwill.

The allocation of the preliminary purchase price to the fair values of assets to be acquired and liabilities to be assumed in the acquisition includes unaudited pro forma purchase price allocations to reflect the expected fair values of Qunar’s assets and liabilities as of September 30, 2015. The fair valuation non-controlling interest is measured based on the purchase price of the equity interest acquired, taking into account of certain non-controlling interest discount. The allocation of the preliminary purchase price is as follows:

	RMB	US$
	(In thousands)
Total tangible assets acquired	9,191,212	1,446,160
Intangible assets acquired	8,222,875	1,293,800
Goodwill	40,321,945	6,344,318
Total liabilities assumed	(7,674,737)	(1,207,555)
Deferred tax liabilities	(2,055,719)	(323,451)
Non-controlling interests	(15,278,902)	(2,404,006)

Total estimated purchase consideration	32,726,674	5,149,266

No assurances can be provided as to the actual purchase price to be paid by Ctrip, the fair value of the assets to be acquired or the liabilities to be assumed in the acquisition, or as to the final allocations of the purchase price. Any differences from those presented in the Statements could be material.

Note 4. Adjustments To Unaudited Pro Forma Condensed Combined Financial Statements

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Income

(a)                                 Net revenues

Adjustments to net revenues for the nine months ended September 30, 2015:

	RMB	US$
	(In thousands)
To reclassified Qunar’s business tax and related surcharges from cost of revenues to corresponding financial statement line item included in the Company’s historical presentation	(190,131)	(30,275)

	(190,131)	(30,275)

Adjustments to net revenues for the year ended December 31, 2014:

	RMB	US$
	(In thousands)
To eliminate the transaction between Ctrip and Qunar where Qunar provided pay-for-performance services to Ctrip	(21,500)	(3,484)
To reclassified Qunar’s business tax and related surcharges from cost of revenues to corresponding financial statement line item included in the Company’s historical presentation	(164,894)	(26,723)

	(186,394)	(30,207)

(b)               Cost of revenues

Adjustments to cost of revenues for the nine months ended September 30, 2015:

	RMB	US$
	(In thousands)
To adjust amortization expense for newly identified intangible assets	(53,804)	(8,567)
To reclassified Qunar’s business tax and related surcharges from cost of revenues to corresponding financial statement line item included in the Company’s historical presentation	190,131	30,275

	136,327	21,708

Adjustments to cost of revenues for the year ended December 31, 2014:

	RMB	US$
	(In thousands)
To adjust amortization expense for newly identified intangible assets	(70,485)	(11,423)
To reclassified Qunar’s business tax and related surcharges from cost of revenues to corresponding financial statement line item included in the Company’s historical presentation	164,894	26,723

	94,409	15,300

(c)                Product development and Product sourcing expenses

Qunar presents product sourcing expenses for the expenses incurred to develop and maintain the network of its travel service providers, and Qunar presents product developments expenses for the expenses incurred for developing, improving as well as maintaining its website and mobile platform. These two items have been condensed as “Product Development expenses” to conform to corresponding financial statement line item included in the Company’s historical presentation.

Adjustments to product development expenses for the nine months ended September 30, 2015:

	RMB	US$
	(In thousands)
Amortization expense for newly identified intangible assets	(79,618)	(12,678)
To corresponding financial statement line item included in the Company’s historical presentation	(445,963)	(71,012)

	(525,581)	(83,690)

Adjustments to product development expenses for the year ended December 31, 2014:

	RMB	US$
	(In thousands)
Amortization expense for newly identified intangible assets	(104,303)	(16,904)
To corresponding financial statement line item included in the Company’s historical presentation	(316,903)	(51,359)

	(421,206)	(68,263)

(d)             Sales and marketing expense

Adjustments to sales and marketing expense for the nine months ended September 30, 2015::

	RMB	US$
	(In thousands)
To reverse the amortization expense for pre-existing intangible assets of Qunar before the acquisition	833	133

	833	133

Adjustments to sales and marketing expense for the year ended December 31, 2014:

	RMB	US$
	(In thousands)
To eliminate the transaction between Ctrip and Qunar where Qunar provided pay-for-performance services to Ctrip	21,500	3,484

	21,500	3,484

(e)              Income tax expense

The unaudited pro forma adjustment reflects the change in income tax expense arising from amortization for the deferred tax liabilities in relation to the newly identified intangible assets from the acquisition.

(f)               Prepayments and other current assets

Adjustments to prepayments and other current assets as of September 30, 2015:

	RMB	US$
	(In thousands)
To eliminate the balances from the transaction between Ctrip and Qunar where Qunar provided pay-for-performance services to Ctrip	(1,694)	(273)

	(1,694)	(273)

(g)              Goodwill

Goodwill reflects the preliminary estimate of the excess of the purchase price to be paid by Ctrip over the fair values of Qunar’s identifiable tangible and intangible assets to be acquired and liabilities to be assumed in the acquisition (Note 3).

Adjustments to goodwill as of September 30, 2015:

	RMB	US$
	(In thousands)
To eliminate the pre-existing goodwill of Qunar	(10,755)	(1,692)
To recognize the goodwill in relation to the acquisition based on the preliminary purchase price allocation	40,321,945	6,344,318
	40,311,190	6,342,626

(h)             Intangible assets

The unaudited pro forma adjustment amount represents RMB8.2 billion (US$1.3 billion) to recognize the newly identified identifiable intangible assets of Qunar based on the preliminary estimated fair value as of September 30, 2015. The newly identified intangible assets primarily consist of trademark and domain name of RMB7.3 billion (US$1.1 billion), technology of RMB378 million (US$59.4 million), supplier network for new products of RMB559 million (US$87.9 million). The trademark and domain name are expected to be indefinite-lived intangible assets. The estimated fair value of the amortizable intangible assets (technology and supplier network for new products) is expected to be amortized on a straight-line basis over estimated useful lives of 5.2 years, subject to the finalization of the purchase price allocation.

(i)                 Advances from customers

Adjustments to advances from customers as of September 30, 2015:

	RMB	US$
	(In thousands)
To eliminate the balances from the transaction between Ctrip and Qunar where Qunar provided pay-for-performance services to Ctrip	(1,694)	(273)

	(1,694)	(273)

(j)                Deferred income tax liabilities

The unaudited pro forma adjustment reflects the change in net deferred income taxes arising from fair value adjustments to Qunar’s assets to be acquired and liabilities to be assumed by Ctrip in the acquisition. Deferred income taxes arising from the estimated fair value adjustments related to Qunar ‘s identifiable intangible assets have been calculated based on Qunar ‘ statutory tax rate of 25%.

(k)             Shareholders’ equity

The unaudited pro forma adjustment reflects the expected issuance of Ctrip ordinary shares at the effective time of the acquisition (based upon the number of outstanding shares of Qunar as of September 30, 2015).

	RMB	US$
	(In thousands)
Elimination of Qunar’s shareholder’s’ equity prior to the acquisition
Share capital	(2,485)	(391)
Additional paid-in capital	(5,942,987)	(935,079)
Accumulated other comprehensive income	(85,206)	(13,406)
Accumulated deficits	4,498,060	707,731
Sub-total	(1,532,618)	(241,145)

Give effect of issuance of new share
Share capital	983	155
Additional paid-in capital	32,725,691	5,149,111
Sub-total	32,726,674	5,149,266

Recognition of Non-controlling interests
De recognition of Non-controlling interests of Qunar prior to the acquisition	(7,548)	(1,188)
Recognition of Non-controlling interests for the acquisition based on the preliminary estimation of its fair value	15,286,450	2,405,194
Sub-total	15,278,902	2,404,006